PRESS RELEASE
                                                                   18 MARCH 2004

Published Thursday 18 March 2004 at 08:30 CET


SANITEC CORPORATION TO FOCUS ON CORE BUSINESS -
EVAC SOLD TO ZODIAC GROUP

Sanitec Corporation has signed an agreement with the French Zodiac Group to divest its Evac Environmental Solutions business. The debt free purchase price is EUR 60 million, payable in cash by the Zodiac Group. Sanitec intends to use the net proceeds from the transaction for early repayment of its senior bank debt.

The transaction allows Sanitec to focus on its core business as a leading European provider of bathroom solutions. The acquisition of Evac will allow Zodiac to further develop its activities in the area of professional marine equipment and as an equipment supplier for the aviation business.

Evac is a world leader in vacuum technology and total wastewater management systems for marine, train, aviation and building. Evac's net sales in 2002 were approximately EUR 70 million and currently the company employs 260 people mainly in the United States, Germany and Finland. Evac joined Sanitec Group in 1979 and since 2000 it has been one of the three Sanitec business segments, along with the core businesses Bathroom Ceramics and Bath and Shower Products.

The completion of the transaction is subject to the approval of Sanitec's senior banks and relevant regulatory bodies.


For additional information, please contact:

Sanitec Corporation
Mr Timo Lehto, Senior Vice President &  CFO, Sanitec Corporation
Tel. +358 9 7095 402 Mobile +358 50 2756
e-mail timo.lehto@sanitec.com

Zodiac
Mr Alexandre Pham, Director of Development, Marine Segment
Tel. +33 1 43 23 25 68 e-mail APHAM@ZODIAC.COM


SANITEC GROUP IS A EUROPEAN MULTI-BRAND GROUP THAT DESIGNS, MANUFACTURES AND MARKETS BATHROOM CERAMICS, BATH AND SHOWER PRODUCTS AND VACUUM SEWAGE SYSTEMS. IN 2002 SANITEC'S NET SALES AMOUNTED TO EUR 985.4 MILLION AND THE GROUP EMPLOYS AROUND 8,000 PEOPLE. THE COMPANY IS THE LARGEST OR SECOND LARGEST SUPPLIER IN ALL ITS MAIN MARKETS. MOST OF THE 30 PRODUCTION PLANTS ARE IN EUROPE WHEREAS THE SALES AND MARKETING NETWORK OPERATES WORLD-WIDE.